UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-38206

TDH HOLDINGS, INC.

(Translation of registrant’s name into English)

c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809,

Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao

Shandong Province, People’s Republic of China

Tel: +86-532-8591-9267

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On July 9, 2019, TDH Holdings, Inc. (the “Company”) received a Staff Delisting Determination letter from The Nasdaq Stock Market, LLC setting forth a determination to delist the Company’s common shares from The Nasdaq Capital Market as a result of the Company’s inability to regain compliance with the minimum bid price continued listing requirement under Listing Rule 5550(a)(2) within the time previously allotted by the Nasdaq Staff. The Company was also subsequently notified of its failure to comply with the Listing Rule 5550(b) which requires a minimum of $2.5 million in stockholders’ equity, $35 million in market value of listed securities, or $500,000 in net income from continuing operations for continued listing. The Delisting Determination stated that such delisting would be effective at the opening of business on July 18, 2019 unless the Company requests an appeal of the Delisting Determination. The Company intends to appeal this Determination by requesting a hearing before a Hearings Panel. A hearing request will stay the delisting of the Company’s securities. The hearing date will be determined by the Nasdaq Staff following the hearing request submission date. The Company plans to address the ongoing non-compliance matters before the Hearings Panel. There can be no assurance that, following the hearing, the Panel will grant the Company's request for additional time to regain compliance with the Nasdaq continued listing requirements. If the Panel does not grant the Company's request for additional time, the Company’s securities will be subject to delisting. If the Company is delisted from the Nasdaq Capital Market, its common shares may be traded over-the-counter on the OTC Bulletin Board or in the "pink sheets" if one or more market makers seeks and obtains approval by the Financial Industry Regulatory Authority to continue quoting in the Company’s common shares. Many over-the-counter stocks trade less frequently and in smaller volumes than securities traded on the Nasdaq markets, which would likely have a material adverse effect on the liquidity and value of the Company’s common shares.

Exhibits

Exhibit No.	Description
99.1	Press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 12, 2019

TDH Holdings, Inc.

By:	/s/ Cui Rongfeng
Name:	Cui Rongfeng
Title:	Chief Executive Officer

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